UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 27, 2017

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file

annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the

information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

ORANGE

Date: July 27, 2017	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations

#H1_2017

Orange financial results

Stéphane Richard
Chairman and CEO

Ramon Fernandez
Deputy CEO, Chief Financial and Strategy Officer

27 July 2017



Disclaimer

This presentation contains forward-looking statements about Orange. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. Important factors that could cause actual results to differ from the results anticipated in the forward-looking statements include, among others: the success of Orange's strategy, particularly its ability to maintain control over customer relations when facing competition with OTT players, risks related to banking activities, loss or disclosure to third parties of customers data, Orange's ability to withstand intense competition in mature markets, networks or software failures due to cyberattacks, damage to networks caused by natural disasters, terrorist acts or other reasons, various frauds affecting Orange or its clients, Orange's ability to retain the necessary skills given the high level of employee retirements and the development of new needs, difficulties in integrating newly acquired businesses as part of the telecommunication sector's consolidation in Europe, its ability to capture growth opportunities in emerging markets and the risks specific to those markets, possible adverse health effects associated with the use of telecommunications equipment, risks related to the single brand strategy, the eruption of a global financial or economic crisis, fiscal and regulatory constraints and changes, the results of litigation regarding regulations, competition and other matters, disagreements with its co-shareholders in companies that Orange does not control, the terms of access to capital markets, interest rate or exchange rate fluctuations, Orange's credit ratings, changes in assumptions underlying the accounting value of certain assets resulting in their impairment, and credit risks or counterparty risks on financial transactions. More detailed information on the potential risks that could affect our financial results is included in the Registration Document filed on April 6, 2017 with the French Autorité des Marchés Financiers (AMF) and in the annual report on Form 20-F filed on April 7, 2017 with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Section one
H1 2017 highlights

H1 2017 Group achievements

yoy : comparison with the same period of the previous year, on a comparable basis unless otherwise specified

All Group level mentions include both telecom and banking activities. Conversely, all mentions excluding Orange bank are explicitly called "Telecom"

** see slide 29 for EBITDA adjustments

		Q2 2017*	H1 2017*
Revenue	€ 20.3 bn	+1.4% +€138m	+1.1% +€222m
Adjusted EBITDA**	€ 6.0 bn	+2.4% +79€m	+2.2% +130€m
Capex	€ 3.3 bn	+3.8% +65€m	+3.0% +95€m

		H1 2017
Net debt / Adjusted EBITDA	1.92x	-0.01x ytd

* yoy cb

Sustained investment efforts to keep our competitive advantage in connectivity

H1 2017 CAPEX	Telecom
€ 3.3bn	yoy: +2.2%, +€70m
+3.0% yoy, +95m€ yoy	As % of rev.: **16.0%**, +0.2pt yoy

% of population covered by 4G and yoy growth

Country	Coverage	yoy growth
Poland	99.8%	+4.4pt
Belgium	99.6%	+0.5pt
Moldova	98%	+3pt
Spain	93%	+4pt
France	92%	+10pt
Romania	87%	+13pt
Slovakia	80.1%	+9pt

FTTH connectable homes

Country	Homes	yoy
Spain	10.7 m	+28%
France	7.9 m	+34%
Poland	2.0 m	x2


BILL

Enriching connectivity through mobile finance...

...and content


1
3

Section two
Financial results overview

Convergence, the bedrock of our commercial performance

Convergence: client with an offer combining at least one broadband access (xDSL, FTTx or LTE4Fixed with cell-lock) and a mobile voice contract.



Convergent B2C customer base in m

% of broadband B2C customer base


France
+9%
5.2
5.4
5.5
5.6
5.7
58%
2Q16 3Q16 4Q16 1Q17 2Q17
Spain
+5%
2.94
2.98
3.02
3.07
3.09
83%
2Q16 3Q16 4Q16 1Q17 2Q17
Poland
+51%
0.57
0.60
0.67
0.74
0.86
43%
2Q16 3Q16 4Q16 1Q17 2Q17

Churn improvement with convergence*

France	Spain	Poland
-2.5pts	-7pts	-3pts

B2C billed services quarterly ARPCO (Average Revenue Per Convergent Offer), in €/month

France	Spain	Poland
€61.8 +0.0% yoy	€57.7 +7% yoy	€25.1 -14% yoy

Convergent billed service revenue B2C yoy growth

France	Spain	Poland
+9%	+13%	+26%

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Acceleration of revenue growth, in almost all our footprint

H1 2017 revenue*	Q2 2017	H1 2017
€20.3bn	+1.4%	+1.1%
	+€138m	+€222m

* Orange Bank Net Banking Income is not included in Group revenues but in Group other operating income

Group revenue growth yoy



-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
+0.0%
+0.8%
+1.0%
+0.8%
+1.4%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Q2 revenue evolution, telecom (in €m)



10,068
22
108
-15
11
29
Europe: +€129m
33
-23
-23
10,210
Q2'16 cb
France
Spain
Poland
Belgium & Lux.
Central Europe
Africa Middle East
Enterprise
IC&SS eliminations
Q2'17

Growth in adjusted EBITDA driven by revenue growth and cost efficiency

H1 2017 Adjusted EBITDA (telecom)	Q2 2017	H1 2017
€6.0bn	yoy +2.5% +€83m	yoy +2.4% +€140m
	As % of rev. 33.2% +0.4pt yoy	As % of rev. 29.6% +0.4pt yoy

Adjusted Ebitda growth (telecom, yoy in %)



-2.1%
-1.2%
+1.6%
+1.7%
-1.6%
+0.1%
+1.6%
+4.8%
+2.2%
+2.4%
Q1 15
Q2 15
Q3 15
Q4 15
Q1 16
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Adjusted EBITDA evolution (telecom, in €m)

adjusted EBITDA margin (telecom, in %)



3,310
32.9%
138
-55
3,393
33.2%
Q2'16 cb
Revenues growth
Costs evolution
Q2'17

Operational efficiency plan in France supports increase in adjusted EBITDA margin

+1.0 pt

H1'17 adjusted EBITDA margin yoy evolution in France

Explore 2020

Non exhaustive list of KPIs

Cost efficiency program

program total gross savings yoy in H1

Program / KPI	Value	program total gross savings yoy in H1
Customer management efficiency program		**-€64m**
% digital interactions out of total care in June	49.8% (+7p yoy)	
% digital in total commercial transactions in June	27.5% (+5p yoy)	
« Orange et moi » app : unique visitors in June	4.7m (+31% yoy)	
Change in # of customer service calls in H1	-20% yoy	
Distribution and sales efficiency program		**-€18m**
sales commission costs in H1	-34% yoy	
% commercial transactions / total transactions in stores in H1 2017	49% (+4pt yoy)	
Customer related network production & maintenance efficiency program		**-€44m**
number of reported failures on fixed lines (retail market) in H1	-3.6% yoy	
IT management efficiency program		**-€29m**
change in IT operations management costs	-6% yoy	

Excluding the effect resulting from BT shares, net income from continuing activities grew by €105m, up +10% yoy

1. Adjusted EBITDA improvement yoy
2. Less EBITDA adjustments* than in H1 2016
3. In 2016, positive effect of the tax litigation on the share of fees and expenses
4. Effect resulting from BT shares (loss on partial disposal of BT and depreciation of retained BT shares)


-€244m
+€105m
317
1
130
2
187
-339
3
127
1,179
-349
4
830
1,074
Net income from continuing activities H1 2016
Change in reported EBITDA (cb)
Change in income tax
Change in Others
Net income from continuing activities H1 2017 before BT
Effect from BT shares
Net income from continuing activities H1 2017

* see details on slide 29

Net debt to Adjusted EBITDA ratio fully in line with the guidance of 2x in the medium term

- change in working capital and fixed asset payables
- net financial interests paid
- income tax paid
- other operational and financial elements
- spectrum and licences paid
- dividends paid to minority interests
- coupons on subordinated notes



in bn€
+0.11
24.44
-2.75
0.52
0.73
0.39
0.05
0.16
0.20
0.18
1.06
24.99
-0.43
24.56
Net debt end of 2016
Adj. EBITDA - CAPEX Telecom
Dividend paid to ORA shareholders
Net debt end of June 2017 before partial disposal of BT shares
Partial disposal of BT shares
Net debt end of June 2017
1.93x
Net Debt / Adjusted EBITDA Telecom
1.92x

Section three
Business review

Q2 2017 France

Total revenues stabilized, with growth in fixed compensating pressure in mobile

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**4,452**	**+0.5%**	**8,879**	**+0.2%**
mobile services	1,590	-1.1%	3,165	-2.2%
mobile equipment	156	+13.1%	303	+7.7%
fixed services	2,572	+1.1%	5,137	+1.3%
other revenues	135	-3.6%	274	-0.1%
Adjusted EBITDA			**3,168**	**+3.2%**
Adjusted EBITDA margin			35.7%	+1.0pt
CAPEX			**1,611**	**+1.3%**
CAPEX/revenues			18.1%	+0.2pt

Revenue evolution (yoy in %)



Total
Broadband services
Mobile services
PSTN
10%
5%
0%
-5%
-10%
-15%
-1.6%
-0.5%
-0.9%
-0.1%
+5.0%
+0.5%
-1.1%
-10.1%
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Broadband ARPU

Quarterly ARPU YoY evolution

33.8€



+0.4%
+1.6%
+0.8%
+1.6%
+1.4%
Q2 16
Q3 16
Q416
Q1 17
Q2 17

Mobile ARPU

Quarterly ARPU YoY evolution

21.7€



-0.9%
-1.4%
0.2%
-0.8%
-0.5%
Q2 16
Q3 16
Q416
Q1 17
Q2 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month

€61.8 +0.03% yoy

o/w Open : **€64.2** ; +0.5%yoy

Revenues

+9%

Number of mobile lines per convergent offer

1.5 +0.03 yoy

Churn differential*

-2.5 pts

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q2 2017 France commercial performance

Strong net adds in mobile and broadband despite a very competitive environment

Mobile contract net adds (in '000s) and churn rate



net adds excl M2M
quarterly churn rate in %
11.4%
+110
+165
+116
+73
11.4%
+111
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+92
+106
-14
+130
+126
+4
+96
+145
-49
+73
+127
-54
+73
+111
-38
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17
45%
of FTTH net adds are new clients

58% of broadband B2C customers are on **convergent** offers (+3pt yoy)

4G **92%** of 4G population coverage (+10pts yoy)
#1 position

67% of B2C voice contract customers have a 4G plan (+15pts yoy)

72% of B2C mobile-voice contracts are on SIM-only offers (+14pt yoy)

7.9m of FTTH connectable homes (+34% yoy)

1.7m of FTTH customers (+43% yoy)

41.5% of retail BB customers are on high-end offers* (+1.8pt yoy)

*Play and Jet

Q2 2017 Spain

Revenue and EBITDA growth driven by growth in customer base, ARPU and Wholesale

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**1,337**	**+8.8%**	**2,628**	**+8.7%**
mobile services	683	+7.5%	1,336	+7.8%
mobile equipment	135	+12.0%	271	+13.0%
fixed services	518	+9.5%	1,019	+8.5%
other revenues	1	+0.0%	2	+0.0%
Adjusted EBITDA			**722**	**+15.3%**
Adjusted EBITDA margin			27.5%	+1.6pt
CAPEX			**538**	**-1.5%**
CAPEX/revenues			20.5%	-2.1pt

Revenue evolution (yoy in %)**



Total
Broadband services
Mobile services
11%
10%
9%
8%
7%
0%
+6.2%
+7.8%
+7.9%
+8.5%
+8.8%
+8.3%
+7.5%
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Broadband ARPU
Quarterly ARPU, €/month

32€



+3.5%
30.9
30.8
31.7
31.6
32.0
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Mobile ARPU
Quarterly ARPU, €/month

14.2€



+5.9%
13,4
14,4
13,5
13,6
14,2
Q2 16
Q3 16
Q416
Q1 17
Q2 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€57.7 +7% yoy

Revenues
+13%

Number of mobile lines per convergent offer
1.8 +0.07 yoy

Churn differential*
-7 pts

** Starting Q1 2017, fixed LTE is reported in fixed broadband (previously in mobile)

* Churn differential between convergent B2C customers and total fixed BB B2C customers

Q2 2017 Spain commercial performance

Strong performance on mobile post-paid thanks to 'more for more' strategy

Mobile contract net adds and churn rate



net adds in '000s
quarterly churn rate in %
16.3%
18%
+230
+135
+170
+119
+148
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

83% of broadband B2C customers are on **convergent** offers (+1.3pt yoy)

Fixed BB net adds (in '000s)



FTTH
ADSL and others
+45
+67
+61
+40
+8
+199
+194
+199
+196
+141
-154
-127
-138
-156
-133
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

4G **8.7m** — **4G** customers (+35% yoy)

99% of B2C mobile voice contract are on **SIM-only** offers

3.1m B2C **broadband convergent** customers (+154k yoy)

10.7m **FTTH** connectable homes (+2.4m yoy)

1.95m **FTTH** customers (x1.6 yoy) 47% penetration of the FBB base

541k **TV** customers 13% penetration of the FBB base

Q2 2017 Poland

Strong success of convergent offers sustaining fixed and mobile net adds

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**673**	**-2.2%**	**1,325**	**-0.9%**
mobile services	298	-6.0%	585	-6.3%
mobile equipment	73	+17.1%	146	+36.9%
fixed services	269	-4.3%	531	-4.9%
other revenues	32	+19.8%	62	+33.2%
Adjusted EBITDA			**367**	**-7.4%**
Adjusted EBITDA margin			27.7%	-1.9pt
CAPEX			**192**	**-3.3%**
CAPEX/revenues			14.5%	-0.4pt

		yoy
2.0m	FTTH connectable homes	x2
2.3m	Fixed Broadband customers	+9%
43%	Broadband B2C convergent customers	+12pt

Mobile contract net adds*
in '000s



+191
+190
+121
Q2 16
Q1 17
Q2 17

Fixed broadband net adds*
in '000s



+10
+62
+55
Q2 16
Q1 17
Q2 17

Convergence (B2C)

Quarterly billed services ARPCO, €/month
€25.1 -14.0% yoy

Revenues
+26%

Number of mobile lines per convergent offer
1.9 +0.2 yoy

Churn differential**
-3 pts

* Starting Q1 2017, wireless for fixed is reported in fixed broadband (previously in mobile)

** Churn differential between convergent B2C customers and total fixed BB B2C customers

Q2 2017 Belgium & Luxembourg

Strong mobile contract net adds with ARPU growth thanks to 'more for more' strategy

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**310**	**+3.5%**	**617**	**+1.4%**
mobile services	259	+3.5%	512	+1.6%
mobile equipment	26	+5.2%	53	-5.0%
fixed services	21	+15.7%	41	+15.0%
other revenues	5	-31.8%	11	-14.5%
Adjusted EBITDA			**157**	**+8.4%**
Adjusted EBITDA margin			25.5%	+1.7pt
CAPEX			**77**	**+24.3%**
CAPEX/revenues			12.5%	+2.3pt

		yoy
50%	% of active 4G customers	+30pts
88k	Fixed Broadband customers	x2.4
64k	Orange Love customers	x6

Belgium mobile contract net adds excl. M2M
in '000s



+18
+3
+9
+3
+21
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Belgium contract ARPU growing despite EU roaming
Quarterly ARPU, yoy growth



+2.1%
-0.7%
+2.8%
+1.1%
+1.0%
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Q2 2017 Central European countries

Solid service revenue growth boosted by data monetization and smartphone penetration

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**434**	**+7.1%**	**843**	**+5.2%**
mobile services	342	+2.3%	673	+1.8%
mobile equipment	41	+55.9%	71	+38.5%
fixed services	38	+13.2%	74	+10.1%
other revenues	12	+18.0%	24	+15.0%
Adjusted EBITDA			**302**	**+7.0%**
Adjusted EBITDA margin			35.9%	+0.6pt
CAPEX			**99**	**-10.4%**
CAPEX/revenues			11.7%	-2.0pt

yoy

3.9m 4G customers +60%

337k Fixed Broadband customers +22%*

Revenue growth boosted by Romania (yoy in %)



Total Central Europe
Romania
Slovakia
Moldova
15%
10%
5%
0%
-5%
-10%
+11.0%
+7.1%
+4.4%
+0.1%
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Central Europe mobile contract net adds (excl. M2M)
in '000s



60
63
102
16
52
Q2 16
Q3 16
Q4 16
Q1 17 *
Q2 17

* At comparable base as wireless for fixed is reported in fixed broadband starting Q1 2017

Q2 2017 Africa & Middle East

Upswing in both commercial dynamic and revenue growth

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**1,252**	**+2.7%**	**2,491**	**+1.7%**
mobile services	1,051	+4.6%	2,089	+3.6%
mobile equipment	19	+16.9%	36	+8.9%
fixed services	166	-9.5%	331	-10.4%
other revenues	16	+11.6%	35	+17.7%
Adjusted EBITDA			**764**	**+0.9%**
Adjusted EBITDA margin			30.7%	-0.2pt
CAPEX			**428**	**+16.5%**
Capex/revenues			17.2%	+2.2pt

Revenues growth in %



+2.3%
+2.5%
+1.6%
+0.7%
+2.7%
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

Mobile net adds in m



-1.8
+0.1
+0.2
+2.7
+3.9
Q2 16
Q3 16
Q4 16
Q1 17
Q2 17

New business drivers continue to sustain growth

+65%

Orange Money revenue growth yoy in Q2

- 32m customers
- 10m active customers in last 30 days

+33%

Data revenue growth yoy in Q2

- 4G available in 11 countries

+6%

B2B revenue growth yoy in Q2

Q2 2017 Enterprise

Better Q2 than Q1 with IT and integration services partially offsetting legacy trends

in m€	Q2 17	yoy cb	H1 17	yoy cb
Revenues	**1,819**	**-1.3%**	**3,615**	**-1.6%**
voice	370	-3.8%	728	-5.1%
data	687	-3.5%	1,374	-3.0%
IT&IS	517	+3.3%	1,028	+3.0%
mobile	245	-0.2%	485	-1.5%
Adjusted EBITDA			**629**	**-4.9%**
Adjusted EBITDA margin			17.4%	-0.6pt
CAPEX			**179**	**+5.7%**
CAPEX/revenues			4.9%	+0.3pt

Security
Q2 revenue growth
+27% yoy

Cloud
Q2 revenue growth
+15% yoy

Revenues per segment (yoy in %)



Total
Voice & Data & Mobile
IT & integration services
6.0%
3.0%
0.0%
-3.0%
-6.0%
-0.2%
+0.2%
-0.1%
-2.0%
+3.3%
-1.3%
-3.0%
Q216
Q316
Q4 16
Q1 17
Q2 17

Mobile contract net adds excl.M2M (mostly in France)



+42
+22
+15
+14
+39
Q2 16
Q3 16
Q4 16
Q117
Q217

Section four
2017 guidance

orange™

2017 guidance confirmed

Group adjusted EBITDA	**2017 > 2016** comparable basis
Net debt / Adjusted EBITDA Telecom	**Around 2x** in the medium term
Dividend	2017 dividend* **€0.65** December 7th, 2017** 2017 interim of €0.25
M&A policy	Selective with focus on existing footprint

*subject to shareholders' approval
**ex-date December 5th, record date December 6th, payment date December 7th



Appendices

Appendix: B2C + B2B Orange customers in France

Mobile KPIs (in thousands)	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17	Q2'17
Mobile customers (excl. MVNOs)	**28,612**	**28,966**	**29,508**	**30,033**	**30,489**	**31,150**
Contract	24,581	25,069	25,759	26,486	27,090	27,842
M2M	4,277	4,611	5,115	5,711	6,228	6,829
Excluding M2M	20,305	20,457	20,644	20,775	20,862	21,012
Prepaid	4,030	3,897	3,748	3,547	3,398	3,308
Mobile volume market share (in %)*	**35.1%**	**35.3%**	**35.4%**	**35.5%**	**35.7%**	**35,9%**

Fixed KPIs (in thousands)	Q1'16	Q2'16	Q3'16	Q4'16	Q1'17	Q2'17
Broadband customers	**10,830**	**10,923**	**11,056**	**11,151**	**11,220**	**11,290**
o/w xDSL	9,698	9,686	9,693	9,643	9,587	9,548
o/w FTTH customers	1,075	1,181	1,308	1,452	1,579	1,690
Broadband market share (in %)*	**40.0%**	**40.1%**	**40.3%**	**40.2%**	**40.2%**	**40.2%**
Net adds broadband market share (in %)*	45.3%	64.2%	58.1%	36.8%	37.0%	>40%

* Numbers for the latest quarter are company estimates.

Revenues yoy evolution

Group


yoy
2%
1%
0%
-1%
-2%
-3%
-4%
-3.8%
-3.4%
-2.3%
-0.6%
-0.9%
-0.2%
+0.5%
+0.1%
+0.6%
0.0%
+0.8%
+1.0%
+0.8%
+1.4%
Q1 2014
Q2
Q3
Q4
Q1 2015
Q2
Q3
Q4
Q1 2016
Q2
Q3
Q4
Q1 2017
Q2

France


1%
0%
-1%
-2%
+0.5%
Q1 16
Q2
Q3
Q4
Q1 17
Q2

Africa & the Middle-East


10%
8%
6%
4%
2%
0%
+2.7%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2
14
15
16
17

Europe


5%
0%
-5%
-10%
+4.9%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2
14
15
16
17

Enterprise


2%
1%
0%
-1%
-2%
-1.3%
Q1 16
Q2
Q3
Q4
Q1 17
Q2

Spain


10%
5%
0%
-5%
-10%
+8.8%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2
14
15
16
17

Poland


2%
0%
-2%
-4%
-6%
-8%
-2.2%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2
14
15
16
17

Belgium & Luxemburg


5%
0%
-5%
-10%
-15%
-20%
+3.5%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2
14
15
16
17

Central European countries


7.5%
5.0%
2.5%
0.0%
-2.5%
-5.0%
-7.5%
+7.1%
Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2Q3Q4Q1Q2
14
15
16
17

EBITDA adjustments

in €m	Q2'16 cb	Q2'17 actual	H1'16 cb	H1'17 actual
Adjusted EBITDA	**3,300**	**3,380**	**5,848**	**5,978**
restructuring and integration	-226	-71	-339	-76
litigations	1	-75	40	-60
labour related	-50	-33	-80	-58
o\w Senior Part Time	-50	-53	-80	-78
portfolio review and others	-2	-	-8	-6
Reported EBITDA	**3,023**	**3,201**	**5,461**	**5,778**

Excluding the effect resulting from BT shares, net income from continuing activities grew by 105€m

in €m	H1 2016 historical	H1 2016 cb	H1 2017 actual
adjusted EBITDA	5,913	5,848	5,978
adjustments*	-321	-387	-200
reported EBITDA	5,592	5,461	5,778
depreciation & amortization	-3,279		-3,351
impairment of goodwill & assets	-172		4
share of profit (losses) of associates	0		3
operating income	2,141		2,434
effects resulting from BT shares			-349
financial result (excluding BT)	-830		-679
tax	-237		-576
net income from continuing activities	1,074		830
net income from discontinued activities	2,249		
net income from consolidated Group	3,323		830
minority interests	155		148
net income Group share	3,168		682

* see details on slide 28

High liquidity as of 30 June 2017 combined with a balanced repayment profile

Bonds*/bank loans/leases repayment as of 30 June 2017 (Telecom, in €bn)



bonds
exchangeable bonds
bank loans & others
0,9
0,4
3,6
3,1
4,9
4,4
2,1
1,3
3,5
2,5
0,6
14,3
13,2
S2 2017
2018
2019
2020
2021
>2021

* after hedging

Liquidity position as of 30 June 2017 (Telecom, in €bn)



8,0
6,3
14,3
cash
available credit lines
liquidity position as of 30 June 2017

Current rating of long term debt

Moody's	Baa1 stable
S&P	BBB+ stable
Fitch ratings	BBB+ stable

Gross debt structure

89% with fixed rate

80% in bonds (after hedging)

- Strong liquidity position of €14.3bn as of 30 June 2017, 8bn€ in cash.
- Pro-active and opportunistic liability management:
  - in March, bond issuance of €750m @6.5 years, with a coupon of 0.75% and 500m€ @10.5 years with a coupon of 1.5%, and
  - in June, issuance of bonds exchangeable in BT shares for 517m GBP, with a 2021 maturity and negative interest rate after return in euro.